Exhibit 99.1

605 Page 1 of 2

Form 605

Corporations Act 2001
Section 671B

Notice of ceasing to be a substantial holder

To Company Name/Scheme: ALTERITY THERAPEUTICS LTD

ACN/ARSN/**ABN**: 37 080 699 065

1. Details of substantial holder (1)

Name: JPMorgan Chase & Co. and its affiliates

ACN/ARSN (if applicable): NA

The holder ceased to be a substantial holder on 20/March/2025

The previous notice was given to the company on 13/March/2025

The previous notice was dated 11/March/2025

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest (2) of the substantial holder or an associate (3) in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (4)	Consideration given in relation to change (5)	Class (6) and number of securities affected	Person's votes affected
See Appendix	J.P. MORGAN SECURITIES LLC	Rehypothecation of client securities under a Prime Brokerage Agreement	See Appendix	1,770,600 (Ordinary)	1,770,600 (Ordinary)
See Appendix	J.P. MORGAN SECURITIES AUSTRALIA LIMITED	Purchase and sales of securities in its capacity as Principal/Proprietary	See Appendix	8,900,000 (Ordinary)	8,900,000 (Ordinary)

3. Changes in association

The persons who have become associates (3) of, ceased to be associates of, or have changed the nature of their association (7) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
J.P. MORGAN SECURITIES AUSTRALIA LIMITED	Subsidiary of JPMorgan Chase & Co.
J.P. MORGAN SECURITIES LLC	Subsidiary of JPMorgan Chase & Co.

4. Addresses

The addresses of persons named in this form are as follows:

Name	Address
JPMorgan Chase & Co.	383 Madison Avenue, New York, New York, NY, 10179, United States
J.P. MORGAN SECURITIES AUSTRALIA LIMITED	LEVEL 18, 83-85 CASTLEREAGH STREET, SYDNEY, NSW 2000, Australia
J.P. MORGAN SECURITIES LLC	383 Madison Ave., New York, New York, NY, 10179, United States

Signature

Print name: S. Seshagiri Rao   Capacity: Compliance Officer

Sign here: S. Seshagiri Rao   Date: 24/March/2025

605 Page 2 of 2 DIRECTIONS (1) If there are a number of substantial holders with similar or related relevant interests (e.g. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 4 of the form. (2) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001. (3) See the definition of "associate" in section 9 of the Corporations Act 2001. (4) Include details of: (a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and (b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies). See the definition of "relevant agreement" in section 9 of the Corporations Act 2001. (5) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional n the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired. (6) T he voting shares of a company constitute one class unless divided into separate classes. (7) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

 TRADES FOR RELEVANT PERIOD Appendix Transaction Date Entity Product Type Type of Transaction Quantity Price (AUD) Consideration Balance at start of relevant period 3 41,554,014 20-Mar-25 J.P. MORGAN SECURITIES LLC Equity - Depository Receipt On-Lend Return (1,770,600) - $ - 20-Mar-25 J.P. MORGAN SECURITIES AUSTRALIA LIMITED Equity Sell (8,900,000) 0 .01 $ 84,550.00 Balance at end of relevant period 3 30,883,414 1/1

 Appendix: Prescribed information pursuant to securities lending arrangement disclosed under the substantial shareholding notice filed with ASX. Date: 24-March-2025 Company’s name: ALTERITY THERAPEUTICS LTD ISIN: AU0000043945 Date of change of relevant interests: 20-March-2025 Schedule Type of agreement Global Master Securities Lending Agreement ("GMSLA") Parties to agreement JPMorgan Chase Bank, N.A. (acting as agent) (“lender”) and Morgan Stanley & Co. International PLC (Borrower) Transfer date Settlement Date 03-Mar-2025 Holder of voting rights Borrower Are there any restriction on voting rights Yes If yes, detail The borrower undertakes to use its best endeavors to arrange for the voting rights to be exercised in accordance with the instructions of the lender, provided that the lender uses its best endeavors to notify the borrower of its instructions in writing no later than 7 business days prior to the date upon which such votes are exercisable or as otherwise agreed between the parties. This undertaking is set out in clause 6.6 of the standard form GMSLA. Scheduled return date (if any) None Does the borrower have the right to return early? Yes If yes, detail Borrower has right to return all and any equivalent securities early at any time in accordance with the lender's instructions. Does the lender have the right to recall early? Yes If yes, detail Lender has right to recall all or any equivalent securities at any time by giving notice on any business day of not less than the standard settlement time for such equivalent securities on the exchange or in the clearing organisation through which the relevant borrowed securities were originally delivered (and where there is a difference between the settlement time for sales and purchases on the relevant exchange or clearing organisation, the standard settlement time shall be the shorter of the two times). The borrower must return the securities not later than the expiry of such notice in accordance with the lender's instructions. Will the securities be returned on settlement? Yes If yes, detail any exceptions No exceptions Statement If requested by the company to whom the prescribed form must be given, or if requested by ASIC, a copy of the agreement will be given to that company or ASIC.